VANTAGE HEALTH

From:
Lisa Ramakrishnan
Chief Executive Officer
Suite 640-11400 West Olympic Boulevard
Los Angeles, California, 90064-1567

AMMENDMENT #3

Re: Form S-1/A filed December 14, 2010 File No, 333-168930

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To Whom It May Concern:

On behalf of Vantage Health. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated January 3, 2011 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

FORM S-1

Summary

     1)   The Company has revised the disclosure to address comment #1.

     2) The Company has revised/expended the disclosure to discuss the details of the allocation of the 49% interest in Moxisign

Moxi's Board, Page 27

     3) The Company has revised the disclosure to include the age of Dr. Ramakrishnan

     4) The Company has expanded the discussion to discuss the details of dilution in the event of capital being raised though Vantage Health.

     5) The Company has revised the Registration Statement to remove the misplaced discussion.

Local Partners and Black Economic Empowerment, Page 40

     6)   The Company has expanded the discussion to address comment #6.

Department of Heath ARV Tender, Page 42

     7) The company has revised the disclosure to discuss the status of eligibility to participate in tenders as well as its future intentions.

The Government Tender Bidding Process, Page 43

     8) The discussion has been expanded to include the information contained in previous responses to comments 36, 39 and 45-47.
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Plan of Operations
Results of Operations, Page 54

     9) The discussion has been revised to include updated interim financial information though the period ended September 30, 2010.

Consolidated Financial Statements

     10) Our auditors have revised their auditors report letter and so that no reference is being made to the other auditors.

     11) We have revised the presentation of the cumulative translation adjustment in the financial statements, including the cash flow statement, so that it is in accordance with ASC Topic 830, as applicable.

     12) We have revised the financial statement to reflect that the company's name is "Vantage Health" rather than "Vantage Health, Inc.".

Notes to Consolidated Financial Statements

     13) Note 6 has been revised to more clearly specify the accounting for the acquisition of Moxisign.

     14) We have revised the accounting policy footnote disclosures to include a discussion of our policy for translating our assets, liabilities, revenues and expenses into our reporting currency, and have also now disclosed our functional currency and our reporting currency.

Vantage Health


/s/ Lisa Ramakrishnan
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Lisa Ramakrishnan, CEO